Mail Stop 3561

 					December 7, 2005



Mr. Gerard Lamarche
Chief Financial Officer
Suez
16 rue de la Ville l`Eveque
75008 Paris, France

	Re:	Suez
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		File No. 1-15232

Dear Mr. Lamarche:

	We reviewed your responses to our comments on the above referenced filing as set forth in your letter dated October 21, 2005.
Our review resulted in the following additional comments.

Form 20-F for Fiscal Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 84

A. Results of Operations, page 90

1. We have reviewed your response to comment 1 in our letter dated September 30, 2005. However, your proposed revised disclosure is not sufficient as it relates to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. You should specifically address each bullet point in Question 8 in crafting your disclosure. For example, specifically disclose how you will compensate for the limitations you have discussed. Please confirm to us that you will expand your discussion in future filings to provide a more robust disclosure.



Note 26. Summary of Differences Between Accounting Principles
Followed by the Group and US GAAP, page F-80

2. We have reviewed your response to comment 5 in our letter dated September 30, 2005. However, it remains unclear to us why you believe SFAS 71 does not apply to your regulated electric and gas utilities in Belgium. Based on your response, it appears the Royal
Decree issued in Belgium on April 4, 2001 established a regulated tariff system for your electric transmission and distribution businesses whereby you are able to pass on your costs to the customers and receive a fair return on invested capital.
Likewise,
it appears there is a similar system for natural gas transportation services, natural gas storage services, LNG terminal services, and natural gas distribution. As you state that there has been variability regarding the acceptability of certain costs and assets in the rate base used to set tariffs, we assume you do not believe you meet the criteria in paragraph 5.a of SFAS 71, which states that regulated rates are designed to recover the specific cost of doing business. Using the criteria in paragraph 5 of SFAS 71 as a framework, please explain to us in greater detail why you do not believe you meet the criteria to apply SFAS 71, including specifically why you do not believe the current system is designed to recover your necessary and prudent costs of doing business. In this regard, tell us specifically what types of costs have been disallowed and explain to us your analysis as to whether there is a cause-and-effect relationship between costs and revenues. With respect to your uncertainty as to the ultimate rate setting mechanism that will be established over the long-term, we are unclear as to why this would affect your ability to apply SFAS 71 currently. If SFAS 71 is otherwise applicable, we assume you would apply the provisions of SFAS 101 to discontinue the use of SFAS 71 in the future if changes are made to the rate making process.

3. Please refer to your response to comment 5 in our letter dated September 30, 2005. As you apply SFAS 71 to the regulated utilities of United Water Resources, please disclose information regarding its regulatory status and the amounts and classifications of regulatory assets and liabilities. Further, if any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph
20 of SFAS 71.

*    *    *    *

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Lamarche
Suez
December 7, 2005
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